Howard Bancorp, Inc.
3301 Boston Street
Baltimore, Maryland 21224

July 30, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attention:      Sonia Bednarowski

Re:	Howard Bancorp, Inc. (the “Company”)
Request for Acceleration of Effectiveness of Form S-3
SEC File No. 333-239937 (the “Registration Statement”)

Dear Ms. Bednarowski:

The Company hereby requests acceleration of the effective date of the above-referenced Registration Statement to 3:00 p.m., Eastern Time, on Monday, August 3, 2020, or as soon thereafter as practicable.

The staff should feel free to contact John Jennings of Nelson Mullins Riley & Scarborough LLP, the Company’s legal counsel, at (864) 373-2207 with any questions or comments.

Very truly yours,

Howard Bancorp, Inc.

/s/ Mary Ann Scully
Mary Ann Scully
Chief Executive Officer